TDX Independence Funds, Inc.
(the Company)
Registration No. 811-22001
Form N-SAR
Annual Period Ended May 31, 2010


Sub-Item 77K:  Change in Independent Registered Public Accounting Firm

The Companys Board of Directors and Audit Committee, effective
February 22, 2010, dismissed Eisner LLP (Eisner) as the Companys independent registered public accounting to audit the Companys financial statements for the fiscal year ending May 31, 2010.
Eisners report on the Companys financial statements for each of the past two years did not include any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Companys two most recent fiscal years and any subsequent period through February 22, 2010, there were no disagreements or events of the type required to be reported in Eisners opinions pursuant to paragraph (iv) or (v) of
Item 304(a)(1) of Regulation S-K. The Board of Directors and the Audit Committee of the Company engaged Ernst & Young LLP on February 22, 2010 as the new independent registered public accounting firm. The Company requested that Eisner furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments. A copy such letter, dated
July 21, 2010, is filed as Appendix A to this Item 77K.


Appendix A


July 21, 2010

Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

We have read item 77-K included in TDX Independence Funds, Inc.'s N-SAR-B report for the year ended May 31, 2010 and are in agreement with the statements contained therein except we have no basis to agree or disagree with the sentence relating to the engagement of Ernst & Young LLP.

Very truly yours,

Eisner LLP


Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com